                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                              GoodMark Foods, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   382387-108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Murray C. Greason, Jr.
                      Womble Carlyle Sandridge & Rice, PLLC
                             200 West Second Street
                              Post Office Drawer 84
                             Winston-Salem, NC 27102
                                 (336) 721-3616
--------------------------------------------------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                  June 17, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 382387-108
--------------------------------------------------------------------------------

         1)       Names of Reporting Persons: Ron E. Doggett

                  I.R.S. Identification Nos. of Above Persons (entities only):
--------------------------------------------------------------------------------

         2)       Check the Appropriate Box if a Member of a Group
                  (See Instructions)
                  (a) [x]
                  (b) __________________________________________________________
--------------------------------------------------------------------------------

         3)       SEC Use Only _________________________________________________
--------------------------------------------------------------------------------

         4)       Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------

         5)       Check if Disclosure of Legal Proceedings is Required
                  Pursuant to Items 2(d) or 2(e): [ ]
--------------------------------------------------------------------------------

         6)       Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
    Number of     (7)   Sole Voting Power: 1,062,709
   Shares Bene-   ______________________________________________________________
     ficially     (8)   Shared Voting Power: 296,200*
     Owned by     ______________________________________________________________
    Each Report-  (9)   Sole Dispositive Power: 1,062,709
     ing Person   ______________________________________________________________
       With       (10)  Shared Dispositive Power: 296,200*
--------------------------------------------------------------------------------

         11)      Aggregate Amount Beneficially Owned by Each
                  Reporting Person: 1,062,709
--------------------------------------------------------------------------------

         12)      Check if the Aggregate Amount in Row (11)
                  Excludes Certain Shares (See Instructions):  [X]
--------------------------------------------------------------------------------

         13)      Percent of class Represented by Amount in Row (11): 14.7%
 -------------------------------------------------------------------------------

         14)      Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

* Represents 296,200 shares owned by Jeanette R. Doggett, spouse of Ron E. Doggett. Ron E. Doggett disclaims beneficial ownership of all shares of Common Stock owned by Jeanette R. Doggett pursuant to Reg. ss. 240.130-4.

CUSIP No. 382387-108
--------------------------------------------------------------------------------

         1)       Names of Reporting Persons:  Jeanette R. Doggett

                  Identification Nos. of Above Persons (entities only):
--------------------------------------------------------------------------------

         2)       Check the Appropriate Box if a Member of a Group
                  (See Instructions)
                  (a) [x]
                  (b) __________________________________________________________
--------------------------------------------------------------------------------

         3)       SEC Use Only _________________________________________________
--------------------------------------------------------------------------------

         4)       Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------

         5)       Check if Disclosure of Legal Proceedings is Required
                  Pursuant to Items 2(d) or 2(e): [ ]
--------------------------------------------------------------------------------

         6)       Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
    Number of     (7)   Sole Voting Power:  0
   Shares Bene-   ______________________________________________________________
     ficially     (8)   Shared Voting Power: 296,200
     Owned by     ______________________________________________________________
    Each Report-  (9)   Sole Dispositive Power: 0
     ing Person   ______________________________________________________________
       With       (10) Shared Dispositive Power: 296,200
--------------------------------------------------------------------------------

         11)      Aggregate Amount Beneficially Owned by
                  Each Reporting Person: 296,100
--------------------------------------------------------------------------------

         12)      Check if the Aggregate Amount in Row (11)
                  Excludes Certain Shares (See Instructions):  [ ]
--------------------------------------------------------------------------------

         13)      Percent of class Represented by Amount in Row (11): 4.1%
--------------------------------------------------------------------------------

         14)      Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

CUSIP No. 382387-108
--------------------------------------------------------------------------------

         1)       Names of Reporting Persons: Anne D. Davis

                  Identification Nos. of Above Persons (entities only):
--------------------------------------------------------------------------------

         2)       Check the Appropriate Box if a Member of a Group
                  (See Instructions)
                  (a) [x]
                  (b) __________________________________________________________
--------------------------------------------------------------------------------

         3)       SEC Use Only _________________________________________________
--------------------------------------------------------------------------------

         4)       Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------

         5)       Check if Disclosure of Legal Proceedings is Required
                  Pursuant to Items 2(d) or 2(e): [ ]
--------------------------------------------------------------------------------

         6)       Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
    Number of     (7)   Sole Voting Power: 89,800
   Shares Bene-   ______________________________________________________________
     ficially     (8)   Shared Voting Power: 0
     Owned by     ______________________________________________________________
    Each Report-  (9)   Sole Dispositive Power: 89,800
     ing Person   ______________________________________________________________
       With       (10) Shared Dispositive Power: 0
--------------------------------------------------------------------------------

         11)      Aggregate Amount Beneficially Owned by
                  Each Reporting Person: 89,800
--------------------------------------------------------------------------------

         12)      Check if the Aggregate Amount in Row (11)
                  Excludes Certain Shares (See Instructions):  [ ]
--------------------------------------------------------------------------------

         13)      Percent of class Represented by Amount in Row (11): 1.2%
--------------------------------------------------------------------------------

         14)      Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

CUSIP No.  382387-108
--------------------------------------------------------------------------------

         1)       Names of Reporting Persons: Jane C. Doggett

                  Identification Nos. of Above Persons (entities only):
--------------------------------------------------------------------------------

         2)       Check the Appropriate Box if a Member of a Group
                  (See Instructions)
                  (a) [x]
                  (b) __________________________________________________________
--------------------------------------------------------------------------------

         3)       SEC Use Only _________________________________________________
--------------------------------------------------------------------------------

         4)       Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------

         5)       Check if Disclosure of Legal Proceedings is Required
                  Pursuant to Items 2(d) or 2(e): [ ]
--------------------------------------------------------------------------------

         6)       Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
    Number of     (7)   Sole Voting Power: 89,800
   Shares Bene-   ______________________________________________________________
     ficially     (8)   Shared Voting Power: 0
    Owned by      ______________________________________________________________
    Each Report-  (9)   Sole Dispositive Power: 89,800
     ing Person   ______________________________________________________________
       With       (10) Shared Dispositive Power:  0
--------------------------------------------------------------------------------

         11)      Aggregate Amount Beneficially Owned by
                  Each Reporting Person: 89,800
--------------------------------------------------------------------------------

         12)      Check if the Aggregate Amount in Row (11)
                  Excludes Certain Shares (See Instructions):  [ ]
--------------------------------------------------------------------------------

         13)      Percent of class Represented by Amount in Row (11): 1.2%
--------------------------------------------------------------------------------

         14)      Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

CUSIP No.  382387-108
--------------------------------------------------------------------------------

         1)       Names of Reporting Persons: Mark P. Doggett

                  Identification Nos. of Above Persons (entities only):
--------------------------------------------------------------------------------

         2)       Check the Appropriate Box if a Member of a Group
                  (See Instructions)
                  (a) [x]
                  (b) __________________________________________________________
--------------------------------------------------------------------------------

         3)       SEC Use Only _________________________________________________
--------------------------------------------------------------------------------

         4)       Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------

         5)       Check if Disclosure of Legal Proceedings is Required
                  Pursuant to Items 2(d) or 2(e): [ ]
--------------------------------------------------------------------------------

         6)       Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
    Number of     (7)   Sole Voting Power: 90,200
   Shares Bene-   ______________________________________________________________
     ficially     (8)   Shared Voting Power: 0
    Owned by      ______________________________________________________________
    Each Report-  (9)   Sole Dispositive Power: 90,200
     ing Person   ______________________________________________________________
       With       (10) Shared Dispositive Power: 0
--------------------------------------------------------------------------------

         11)      Aggregate Amount Beneficially Owned by Each
                  Reporting Person: 90,200
--------------------------------------------------------------------------------

         12)      Check if the Aggregate Amount in Row (11)
                  Excludes Certain Shares (See Instructions):  [ ]
--------------------------------------------------------------------------------

         13)      Percent of class Represented by Amount in Row (11): 1.3%
--------------------------------------------------------------------------------

         14)      Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

CUSIP No. 382387-108
--------------------------------------------------------------------------------

         1)       Names of Reporting Persons I.R.S.: Michael S. Doggett

                  Identification Nos. of Above Persons (entities only):
--------------------------------------------------------------------------------

         2)       Check the Appropriate Box if a Member of a Group
                  (See Instructions)
                  (a) [x]
                  (b) __________________________________________________________
--------------------------------------------------------------------------------

         3)       SEC Use Only _________________________________________________
--------------------------------------------------------------------------------

         4)       Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------

         5)       Check if Disclosure of Legal Proceedings is Required
                  Pursuant to Items 2(d) or 2(e): [ ]
--------------------------------------------------------------------------------

         6)       Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
    Number of     (7)   Sole Voting Power:  89,800
   Shares Bene-   ______________________________________________________________
     ficially     (8)   Shared Voting Power: 0
    Owned by      ______________________________________________________________
    Each Report-  (9)   Sole Dispositive Power:  89,800
     ing Person   ______________________________________________________________
       With       (10) Shared Dispositive Power: 0
--------------------------------------------------------------------------------

         11)      Aggregate Amount Beneficially Owned by Each
                  Reporting Person:  89,800
--------------------------------------------------------------------------------

         12)      Check if the Aggregate Amount in Row (11)
                  Excludes Certain Shares (See Instructions):  [ ]
--------------------------------------------------------------------------------

         13)      Percent of class Represented by Amount in Row (11): 1.2%
--------------------------------------------------------------------------------

         14)      Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

CUSIP No. 382387-108
--------------------------------------------------------------------------------

         1)       Names of Reporting Persons I.R.S.: Murray C. Greason, Jr.

                  Identification Nos. of Above Persons (entities only):
--------------------------------------------------------------------------------

         2)       Check the Appropriate Box if a Member of a Group
                  (See Instructions)
                  (a) [x]
                  (b) __________________________________________________________
--------------------------------------------------------------------------------

         3)       SEC Use Only _________________________________________________
--------------------------------------------------------------------------------

         4)       Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------

         5)       Check if Disclosure of Legal Proceedings is Required
                  Pursuant to Items 2(d) or 2(e): [ ]
--------------------------------------------------------------------------------

         6)       Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
    Number of     (7)   Sole Voting Power: 749,900
   Shares Bene-   ______________________________________________________________
     ficially     (8)   Shared Voting Power: 0
    Owned by      ______________________________________________________________
    Each Report-  (9)   Sole Dispositive Power: 749,900
     ing Person   ______________________________________________________________
       With       (10) Shared Dispositive Power: 0
--------------------------------------------------------------------------------

         11)      Aggregate Amount Beneficially Owned by Each
                  Reporting Person: 749,900
--------------------------------------------------------------------------------

         12)      Check if the Aggregate Amount in Row (11)
                  Excludes Certain Shares (See Instructions):  [ ]
--------------------------------------------------------------------------------

         13)      Percent of class Represented by Amount in Row (11): 10.4%
--------------------------------------------------------------------------------

         14)      Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

         This statement on Schedule 13D (the "Statement") relates to shares of common stock, par value $0.01 per share (the "Common Stock"), of GoodMark Foods, Inc., a North Carolina corporation (the "Issuer"). The principal executive offices of the Issuer are located at 6131 Falls of Neuse Road, Raleigh, North Carolina 27609.

ITEM 2. IDENTITY AND BACKGROUND.

         The information required to be disclosed about each member of the group (a "Reporting Party" and, collectively, the "Reporting Parties") appears on
Schedule I hereto. The Reporting Parties constitute a group because they each have executed Stock Voting Agreements with ConAgra, Inc., a Delaware corporation ("ConAgra"), which restrict their ability to vote and dispose of their Common Stock. The form of Stock Voting Agreement executed by each Reporting Party is appended hereto as Exhibit A.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No purchases of Common Stock will be made by any Reporting Party in connection with the Merger Agreement (described in Item 6) or the formation of the group. All securities acquired by the group have been acquired solely from the current Common Stock holdings of the Reporting Parties and by virtue of the formation of the group.

ITEM 4. PURPOSE OF TRANSACTION.

         The Reporting Parties formed the group and executed the Stock Voting Agreements with ConAgra as a condition and inducement to ConAgra entering into the Merger Agreement (described in Item 6) between the Issuer and ConAgra. Pursuant to the Merger Agreement, the Issuer will merge with a wholly owned subsidiary of ConAgra, and each share of Common Stock, including shares of Common Stock held by the Reporting Parties, will be exchanged for approximately one share of ConAgra common stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Parties, as a group, beneficially own 2,468,009 shares of Common Stock, which represents approximately 34.2% of the outstanding shares of Common Stock.

         The following table indicates the aggregate number and percentage of the Common Stock each Reporting Party beneficially owns as of the date of this Statement :


                                   NUMBER OF SHARES OF         PERCENTAGE OF
                                       COMMON STOCK          OUTSTANDING COMMON
NAME OF REPORTING PARTY             BENEFICIALLY OWNED             STOCK

Ron E. Doggett                         1,062,709(1)                14.7%
Jeanette R. Doggett                      296,200                    4.1%
Anne D. Davis                             89,800                    1.2%
Jane C. Doggett                           89,800                    1.2%
Mark P. Doggett                           90,200                    1.3%
Michael S. Doggett                        89,800                    1.2%
Murray C. Greason, Jr.                   749,900                   10.4%

----------------

(1) Excludes 296,200 shares owned by Jeanette R. Doggett. Ron E. Doggett is the spouse of Jeanette R. Doggett and Chairman and Chief Executive Officer of the Issuer. As such, Ron E. Doggett may be deemed to have shared power (with Jeanette R. Doggett) to direct the vote and disposition of such shares. Ron R. Doggett disclaims beneficial ownership of such shares pursuant to Reg. ss. 240.13d-4.

         (b) The following table indicates the number of shares of Common Stock with respect to which each Reporting Party has sole and shared voting and dispositive power as of the date of this Statement:


                        NUMBER OF SHARES OF COMMON STOCK


                                                                 SOLE POWER       SHARED POWER
                               SOLE POWER TO    SHARED POWER     TO DISPOSE OR    TO DISPOSE OR
NAME OF REPORTING PARTY        VOTE OR TO       TO VOTE OR TO    TO DIRECT THE    TO DIRECT THE
                               DIRECT TO VOTE   DIRECT TO VOTE   DISPOSITION      DISPOSITION

Ron E. Doggett                 1,062,709        296,200(1)       1,062,709        296,200(1)
Jeanette R. Doggett            0                296,200(1)       0                296,200(1)
Anne D. Davis                  89,800           0                89,800           0
Jane C. Doggett                89,800           0                89,800           0
Mark P. Doggett                90,200           0                90,200           0
Michael S. Doggett             89,800           0                89,800           0
Murray C. Greason              749,900(2)       0                749,900(2)       0

---------------

(1) Represents shares issued in the name of Jeanette R. Doggett. Ron E. Doggett is the spouse of Jeanette R. Doggett and Chairman and Chief Executive Officer of the Issuer. As such, Ron E. Doggett may be deemed to have shared power (with Jeanette Doggett) to direct the vote and disposition of such shares.

(2) Represents shares held of record by (i) Doggett Charitable Trust u/a June 15, 1998 (100,000 shares), (ii) Ron E. Doggett Annuity Trust (One) u/a June 15, 1998 (130,000 shares), (iii) Ron E. Doggett Annuity Trust
         (Two) u/a June 15, 1998 (130,000 shares), (iv) Ron E. Doggett Annuity Trust (Three) u/a June 15, 1998 (130,000 shares), (v) Jeanette R. Doggett Annuity Trust (One) u/a June 15, 1998 (129,950 shares) and (vi) Jeanette R. Doggett Annuity Trust (Two) u/a June 15, 1998 (129,950 shares) (collectively, the "Trusts"). Murray C. Greason, as Trustee of each of the Trusts and pursuant to the agreements governing the Trusts, has sole power to vote and dispose of such shares.

         (c) Ron E. Doggett effected the following transactions in Common Stock during the past sixty days: (i) the acquisition of 3.588 shares of Common Stock at a per share price of $23.125 on May 11, 1998 pursuant to a dividend reinvestment plan, (ii) the acquisition of 6.324 shares of Common Stock at a per share price of $23.125 on May 11, 1998 pursuant to an employee stock purchase plan, (iii) the acquisition of 106,700 shares of Common Stock at a per share price of $21.9375 on May 28, 1998 pursuant to the exercise of an employee stock option, (iv) the disposition of 100,000 shares of Common Stock to Doggett Charitable Trust u/a June 15, 1998, on June 15, 1998 as a gift, (v) the disposition of 130,000 shares of Common Stock to Ron E. Doggett Annuity Trust
(One) u/a June 15, 1998, on June 15, 1998 as a gift, (vi) the disposition of 130,000 shares of Common Stock to Ron E. Doggett Annuity Trust (Two) u/a June 15,

1998, on June 15, 1998 as a gift, (vii) the disposition of 130,000 shares of Common Stock to Ron E. Doggett Annuity Trust (Three) u/a June 15, 1998, on June 15, 1998 as a gift and (viii) the disposition of 259,900, shares of Common Stock to Jeanette R. Doggett on June 15, 1998 as a gift. Jeanette R. Doggett has effected the following transactions in Common Stock during the past sixty days:
(i) the disposition of 129,950 shares of Common Stock to Jeanette R. Doggett Annuity Trust (one) u/a June 15, 1998, on June 15, 1998 as a gift, and (ii) the disposition of 129,950 shares of Common Stock to Jeanette R. Doggett Annuity Trust (two) u/a June 15, 1998, on June 15, 1998 as a gift. Apart from the foregoing transaction, none of the Reporting Parties has effected any transactions in Common Stock during the past sixty days.

         (d) Each of the Trusts has the right to receive dividends from, and the proceeds from the sale of, all shares of Common Stock each of the Trusts owns. A list of the Trusts and the holdings of Common Stock of each of the Trusts appears in note (2) to the table under Item 6(b).

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Stock Voting Agreements

                  The Reporting Parties as a group agreed to execute separate Stock Voting Agreements with ConAgra as a condition and inducement to ConAgra and its merger subsidiary entering into the Merger Agreement (described below) on June 17, 1998. On the same date, each of the Reporting Parties executed a Stock Voting Agreement with ConAgra. Each of the Stock Voting Agreements is substantially similar and differs only with respect to the name and address of the Reporting Party executing the Agreement and the number of shares of Common Stock such Reporting Party owns. Each Stock Voting Agreement provides that the Reporting Party executing it revokes any and all previous proxies with respect to the shares of Common Stock owned by such Reporting Party, that the Reporting Party irrevocably agrees to vote and otherwise act, with respect to all of such shares, for the approval and adoption of the Merger Agreement, all agreements and actions related to the merger, and that the Reporting Party irrevocably agrees to vote against any proposal or transaction which could prevent or delay the consummation of the transactions contemplated by the Merger Agreement or by the Stock Voting Agreement which does not reduce or alter the form of consideration to be received by the shareholders of the Issuer incident to the merger contemplated by the Merger Agreement. The provisions governing voting will remain in effect until the termination of the Stock Voting Agreement. Each Stock Voting Agreement also contains standard representations and warranties regarding ownership of the shares, authority, enforceability and reliance. In addition, the Stock Voting Agreement provides that the Reporting Party covenants not to transfer or take certain other actions which would affect the transfer of ownership of the shares owned by such Reporting Party, to submit the certificates representing such shares to the Issuer for the inscription of a legend referring to the Stock Voting Agreement, and to refrain from soliciting inquiries relating to, or negotiating, merger, consolidation or acquisition transactions with third parties. Each Stock Voting Agreement will terminate on the earlier to occur of the effective time of the merger or the termination of the Merger Agreement in accordance with its terms.

Merger Agreement

                  The following description of the Merger Agreement covers only certain elements of the Merger Agreement, and is qualified in its entirety by reference to the complete text of the Merger Agreement incorporated herein by reference. The Agreement and Plan of Merger by and among ConAgra, CAG 40, Inc., a North Carolina corporation and wholly owned subsidiary of ConAgra, and the Issuer (the "Merger Agreement") was executed on June 17, 1998 concurrently with the execution of the Stock Voting Agreements by ConAgra and each of the Related Parties. The Merger Agreement provides that the Issuer will merge with a wholly owned subsidiary of ConAgra and that ConAgra will exchange from .9449 to 1.0811 shares of ConAgra common stock for each share of Common Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit A          Form of Stock Voting Agreement executed on June 17,
                           1998 between ConAgra, Inc. and each of Ron E.
                           Doggett, Jeanette R. Doggett, Anne D. Davis, Jane C.
                           Doggett, Mark P. Doggett, Michael S. Doggett and
                           Murray C. Greason, Jr. as Trustee for Doggett
                           Charitable Trust u/a June 15, 1998; Ron E. Doggett
                           Annuity trust (One) u/a June 15, 1998; Ron E. Doggett
                           Annuity Trust (Two) u/a June 15, 1998; Ron E. Doggett
                           Annuity Trust (Three) u/a June 15, 1998; Jeanette R.
                           Doggett Annuity Trust (One) u/a June 15, 1998; and
                           Jeanette R. Doggett Annuity Trust (Two) u/a June 15,
                           1998.

         Exhibit B         Agreement and Plan of Merger dated as of June 17,
                           1998 among ConAgra, Inc., CAG 40, Inc. and GoodMark
                           Foods, Inc., incorporated herein by reference to Annex A to ConAgra, Inc.'s Form S-4 dated June 25,
                           1998 (File No. 333-57719).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 29, 1998

                                      /s/ Ron E. Doggett
                                      -----------------------------------
                                      Ron E. Doggett

                                      /s/ Jeanette R. Doggett
                                      -----------------------------------
                                      Jeanette R. Doggett

                                      /s/ Anne D. Davis
                                      -----------------------------------
                                      Anne D. Davis

                                      /s/ Jane C. Doggett
                                      -----------------------------------
                                      Jane C. Doggett

                                      /s/ Mark P. Doggett
                                      -----------------------------------
                                      Mark P. Doggett

                                      /s/ Michael S. Doggett
                                      -----------------------------------
                                      Michael S. Doggett

                                      /s/ Murray C. Greason, Jr.
                                      -----------------------------------
                                      Murray C. Greason, Jr.


         ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C. 1001).

                                   SCHEDULE I


     Name                       Business Address                  Employment Information
    ------                     ------------------                -----------------------
Ron E. Doggett            6131 Falls of Neuse Road                Chairman and Chief
                          Raleigh, NC 27609                       Executive Officer, GoodMark
                                                                  Foods, Inc.*

Jeanette R. Doggett       1904 Chase Court                        None
                          Raleigh, NC 27607

Anne D. Davis             4625 Creekstone Drive, Suite 100        Temporary, Greenwood
                          Research Triangle Park, NC 27709        Group, Inc. (Manpower)*

Jane C. Doggett           227 Fayetteville Street                 Commercial Real Estate
                          Raleigh, NC  27601                      Banking Officer, Wachovia
                          Commercial Real Estate Group            Bank*
                          (Mailcode NC52052)

Mark P. Doggett           7001 Development Drive                  Marketing, Ericsson, Inc.*
                          Research Triangle Park, NC 27709

Michael S. Doggett        7000 Siemens Road                       Product Manager, Siemens
                          Wendell, NC 27591                       Corp.*

Murray C. Greason, Jr.    1600 BB&T FinancialCenter               Attorney, Womble Carlyle
                          200 West Second Street                  Sandridge & Rice, PLLC*
                          Winston-Salem, NC 27101


         None of the persons listed above have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the persons listed above is a citizen of the United States of America.

---------------------------

* GoodMark Foods, Inc., is a snack food manufacturer. The principal address of GoodMark Foods, Inc., is 6131 Falls of Neuse Road, Raleigh, North Carolina 27609. Greenwood Group, Inc. provides temporary labor services to businesses. The Principal address of Greenwood Group is 1122 Oberlin Road, Raleigh, North Carolina 27605 (919) 755-5800. The principal address of Wachovia Bank is 100 North Main Street, Winston-Salem, North Carolina 27101. Ericsson, Inc. is a manufacturer of electronic devices. The principal address of Ericsson, Inc. is 7001 Development Drive, Post Office Box 13969, Research Triangle Park, NC 27709. Siemens Corp. is an integrated equipment manufacturer and marketer. The principal address of Siemens Corp. is 1301 Avenue of the Americas, New York, NY 10019. The principal address of Womble Carlyle Sandridge & Rice, PLLC is 1600 BB&T Financial Center, 200 West Second Street, Winston-Salem, North Carolina 27101.

                                                                     Exhibit 2.2

                                     FORM OF
                             STOCK VOTING AGREEMENT


         STOCK VOTING AGREEMENT (this "Agreement"), dated as of June ____, 1998 by and between ______________________ ("Shareholder") and CONAGRA, INC., a Delaware corporation ("Parent").

RECITALS:

         (a) Concurrently herewith, Parent, CAG 40, Inc., a North Carolina corporation and a wholly-owned subsidiary of Parent (the "Merger Sub"), and GoodMark Foods, Inc., a North Carolina corporation (the "Company"), are entering into an Agreement and Plan of Merger of even date herewith (such Agreement in the form attached hereto as Exhibit A being the "Merger Agreement"), pursuant to which the Merger Sub will merge with and into the Company (the "Merger"); and

         (b) Shareholder owns as of the date hereof, approximately _____________ shares of common stock, $.01 par value per share (the "Common Stock"), of the Company (such Common Stock referred to as the "Existing Shares," and, together with any shares of Common Stock acquired after the date hereof and prior to the termination hereof, hereinafter collectively referred to as the "Shares"); and

         (c) Parent and Merger Sub have entered into the Merger Agreement in reliance on and in consideration of Shareholder's representations, warranties, covenants and agreements hereunder.

AGREEMENT:

         In consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, and intending to be legally bound hereby, it is agreed as follows:

         1. Agreement to Vote. Shareholder hereby revokes any and all previous proxies with respect to the Shares and irrevocably agrees to vote and otherwise act (including pursuant to written consent) with respect to all of the Shares, for the approval and the adoption of the Merger Agreement, as the same may be amended from time to time in any manner which does not reduce or alter the form of the consideration to be received by the shareholders of the Company incident to the Merger (except to the extent agreed to by the shareholders), all agreements related to the Merger and any actions related thereto, and against any proposal or transaction which could prevent or delay the consummation of the transactions contemplated by this Agreement or the Merger Agreement, at any meeting or meetings of the shareholders of the Company, and at any adjournment, postponement or continuation thereof which does not reduce or alter the form of the consideration to be received by the shareholders of the Company incident to the Merger (except to the extent agreed to by the shareholders), at which the Merger Agreement and other related agreements (or any amended version or versions thereof), or such other actions are submitted for the consideration and vote of the shareholders of the Company. The foregoing shall remain in effect with respect to the Shares until the termination of this Agreement. Shareholder hereby agrees to, execute such additional documents as Parent may reasonably request to effectuate the foregoing.

         2. Representations and Warranties of Shareholder. Shareholder represents and warrants to Parent as follows:

         2.1 Ownership of Shares. On the date hereof, the Existing Shares are all of the Shares currently owned by Shareholder. On the Closing Date, the Shares will constitute all of the shares of Common Stock owned by Shareholder. On the date hereof and on the date of the Company Shareholders Meeting (as defined in the Merger Agreement), the Existing Shares represent, and will represent, at least ______________ of the outstanding voting power of the Company. Shareholder does not have any rights to acquire any additional shares of Common Stock (other than pursuant to options disclosed in the Company's Proxy Statement dated August 18, 1997). Shareholder currently has, and at Closing will have (other than Shares transferred in accordance with Section 3.2 hereof), good, valid and marketable title to the Shares, free and clear of all liens, encumbrances, restrictions, options, warrants, rights to purchase and claims of every kind (other than the encumbrances created by this Agreement and other than restrictions on transfer under applicable Federal and State securities laws).


         2.2 Authority; Binding Agreement. Shareholder has the full legal right, power and authority to enter into and perform all of his obligations under this Agreement. The execution and delivery of this Agreement by Shareholder will not violate any other agreement to which Shareholder is a party including, without limitation, any voting agreement, shareholders agreement or voting trust. This Agreement has been duly executed and delivered by Shareholder and constitutes a legal, valid and binding agreement of Shareholder, enforceable in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws, now or hereafter in effect affecting creditors, rights and remedies generally or general principles of equity. Neither the execution and delivery of this Agreement nor the consummation by Shareholder of the transactions contemplated hereby will (i) violate, or require any consent, approval or notice under, any provision of any judgment, order, decree, statute, law, rule or regulation applicable to Shareholder or the Shares or (ii) constitute a violation of, conflict with or constitute a default under, any contract, commitment, agreement, understanding, arrangement or other restriction of any kind to which Shareholder is a party or by which Shareholder is bound.

         2.3 Reliance on Agreement. Shareholder understands and acknowledges that Merger Sub and Parent each are entering into the Merger Agreement in reliance upon Shareholder's execution, delivery and performance of this Agreement. Shareholder acknowledges that the agreement set forth in Section 1 is granted in consideration for the execution and delivery of the Merger Agreement by Merger Sub and Parent.

         3. Certain Covenants of Shareholder. Except in accordance with the provisions of this Agreement, Shareholder agrees with, and covenants to, Parent as follows:

         3.1      Transfer. Shareholder shall not (i) except as set forth in
                  Section 3.2 below, transfer (which term shall include, without limitation, for the purposes of this Agreement, any sale, gift, pledge, assignment, encumbrance or other disposition) or consent to any transfer of, any or all of the Shares or any interest therein, except pursuant to the Merger, (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all such Shares or any interest therein, (iii) grant any proxy, power-of-attorney or other authorizations in or with respect to such Shares or (iv) deposit such Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Shares. Shareholder will submit to the Company, promptly after the execution of this Agreement, any and all certificates representing the Shares and Shareholder agrees with, and consents to (i) the inscription on all such certificates prior to their prompt return to Shareholder of the following legend by the Company on such certificates: "The shares of Common Stock, $.01 par value, of GoodMark Foods, Inc., represented by this certificate are subject to a Stock Voting Agreement, dated as of June ____, 1998, and may not be sold or otherwise transferred, except in accordance therewith. Copies of such Agreement may be obtained at the principal executive office of GoodMark Foods, Inc., 6131 Falls of Neuse Road, Raleigh, NC 27609. Such restrictions on sale or other transfer expire and terminate, whether or not this legend remains on any certificate representing such shares of Common Stock and without any notice, action or demand of any person, on the date such Agreement terminates"; and (ii) the entering of stop transfer orders with the transfer agent and the registrar of the Company against the transfer of the Shares other than in compliance with the requirements of this Agreement, such stop transfer orders to expire by their terms on the date this Agreement terminates with no notice, action or demand by Shareholder, Parent or the Company.

         3.2 Permitted Transfer. Notwithstanding Section 3.1 hereof to the contrary, Shareholder may transfer any of the Shares to the Shareholder's spouse, lineal descendants of the Shareholder or to a trust which is substantially for the benefit of Shareholder, his spouse or his lineal descendants (herein "Permitted Transferee") provided that (a) Shareholder shall provide written notice to Purchaser at least thirty (30) days prior to such transfer, which notice shall specify the proposed transferee and all terms and conditions relating to said proposed transfer, (b) at least fifteen (15) days prior to any such transfer, Shareholder shall provide at his expense a written opinion of nationally or regionally recognized tax counsel, in form and substance reasonably acceptable to Parent, that such transfer will not adversely affect the treatment of the Merger as a reorganization within the meaning of Section 368 of the Code, (c) Shareholder shall have received from Parent at least fifteen (15) days prior to such transfer notice that such transfer will not adversely affect the Merger qualifying for pooling of interests treatment under APB 16, and (d) prior to any such transfer, such Permitted Transferee shall agree in writing to take such Shares subject to, and comply with, all of the provisions of this Agreement, a copy of which writing shall be delivered to Parent.

         3.3 Solicitation. Prior to the Effective Time, Shareholder agrees in his capacity as a Shareholder of the Company, that he shall not, and he shall use his reasonable best efforts to cause his affiliates, and their respective agents or representatives not to, directly or indirectly, (i) solicit or initiate (including by way of furnishing or disclosing non-public information) any inquiries or the making of any proposal with respect to any merger, consolidation or other business combination involving the Company or any Subsidiary of the Company or the acquisition of all or any significant part of the assets or capital stock of the Company, including the Shares, or any Subsidiary of the Company (an "Acquisition Transaction") or
                  (ii) negotiate, explore or otherwise engage in discussions with any person (other than Parent and its representatives) with respect to any Acquisition Transaction, or which may reasonably be expected to lead to a proposal for an Acquisition Transaction or enter into any agreement, arrangement or understanding with respect to any such Acquisition Transaction or which would require the Shareholder to abandon, terminate or fail to perform his obligations hereunder or to vote for, or otherwise support, in his capacity as a shareholder, such Acquisition Transaction.

         3.4 Notifications. Shareholder shall, while this Agreement is in effect, notify Parent promptly, but in no event later than two days, of the number of any shares of Common Stock acquired by Shareholder after the date hereof.

         4. Delivery of Affiliate Letter. In connection with the execution of this Agreement, Shareholder shall execute and deliver to Parent on the date hereof an Affiliate Letter substantially in the form attached hereto as Exhibit A.

         5. Termination. This Agreement shall terminate on the earlier of (i) the Effective Time (as defined in the Merger Agreement) or (ii) immediately upon the termination of the Merger Agreement in accordance with its terms.

         6. Action in Shareholder Capacity Only. Shareholder makes no agreement or understanding herein as director or officer of the Company. The Shareholder signs solely in his capacity as a record holder and beneficial owner of the Shares, and nothing herein shall limit or affect any actions taken in his capacity as an officer or director of the Company, including, without limitation, the exercise of his duties as a director to the Company and its other shareholders.

         7.       Miscellaneous.

         7.1 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be delivered personally or by next-day courier or telecopied with confirmation of receipt, to the parties at the addresses specified below (or at such other address for a party as shall be specified by like notice; provided that notices of a change of address shall be effective only upon receipt thereof). Any such notice shall be effective upon receipt, if personally delivered or telecopied or one day after delivery to a courier for next-day delivery.

                  If to Parent:

                           ConAgra, Inc.
                           One ConAgra Drive
                           Omaha, Nebraska 68102
                           Attention:  Senior Vice President/Controller

                           Telecopier:  (402) 595-4611

                  with a copy to:

                           McGrath, North, Mullin & Kratz, P.C.
                           Suite 1400
                           One Central Park Plaza
                           222 South Fifteenth Street
                           Omaha, Nebraska  68102
                           Attention:  Roger W. Wells, Esq.
                           Telecopier:  (402) 341-0216

                  If to Shareholder:

                           ------------------------------------

                           ------------------------------------

                           ------------------------------------

                           ------------------------------------

                           Telecopier:
                                        -----------------------

                  with a copy to:

                           ------------------------------------

                           ------------------------------------

                           ------------------------------------

                           ------------------------------------

                           Attention:
                                        -----------------------

                           Telecopier:
                                        -----------------------

         7.2 Entire Agreement. This Agreement, together with the documents expressly referred to herein, constitute the entire agreement and supersede all other prior agreements and understandings, both written and oral, among the parties or any of them, with respect to the subject matter contained herein.

         7.3 Amendments. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto.

         7.4 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, assigns and personal representatives, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties.

         7.5 Governing Law. This Agreement, and all matters relating hereto, shall be governed by, and construed in accordance with the laws of the State of North Carolina without giving effect to the principles of conflicts of laws thereof.

         7.6 Injunctive Relief; Jurisdiction. Shareholder agrees that irreparable damage would occur and that Parent would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that Parent shall be entitled to an injunction or injunctions to prevent breaches by Shareholder of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of North Carolina or in any North Carolina state court (collectively, the "Courts"), this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (i) irrevocably consents to the submission of such party to the personal jurisdiction of the Courts in the event that any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) agrees that such party will not attempt to deny or defeat such party to the personal jurisdiction by motion or other request for leave from any of the Courts and (iii) agrees that such party will not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other the Courts. Shareholder hereby appoints, and shall give prompt notice of such appointment to, the law firm of Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, LLP, as his authorized agent (the "Authorized Agent") upon which process may be served in any action based on this Agreement which may be instituted in the Courts by Parent, and Shareholder expressly accepts the jurisdiction of any such Court in respect to such action. Such appointment shall be irrevocable. Shareholder represents and warrants that the Authorized Agent has agreed to act as said agent for service of process, and Shareholder agrees to take any and all action, including, without limitation, the filing of any and all documents and instruments, which may be necessary to continue such appointment in full force and effect. Service of process upon the Authorized Agent and written notice of such service to Shareholder shall be deemed, in every respect, effective service of process upon Shareholder.

         7.7 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same document.

         7.8 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.


         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, as of the date and year first above written.


                                          CONAGRA, INC.



______________________________             By:  ______________________________
                                           Name:
                                           Its: